Exhibit 16.1

October 3, 2025

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Avnet, Inc. and, under the date of August 15, 2025, we reported on the consolidated financial statements of Avnet, Inc. as of and for the years ended June 28, 2025 and June 29, 2024 and the effectiveness of internal control over financial reporting as of June 28, 2025. On September 30, 2025, we were dismissed.

We have read Avnet, Inc’s statements included under Item 4.01 of its Form 8-K dated October 3, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with Avnet, Inc.’s statements that the change was approved by the audit committee of the board of directors, or with the statements that neither Avnet, Inc. nor anyone acting on its behalf consulted with PricewaterhouseCoopers LLP regarding either (i) the application of accounting principles to any specific completed or proposed transaction, or the type of audit opinion that might be rendered on the Avnet, Inc.’s financial statements, in connection with which a written report was provided to the Avnet, Inc. or oral advice was provided that PricewaterhouseCoopers LLP concluded was an important factor considered by Avnet, Inc. in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or a “reportable event” (as defined in Item 304(a)(1) (v) of Regulation S-K and the related instructions thereto).

Very truly yours,

/s/ KPMG LLP